Exhibit 99.1

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2020

UNAUDITED

IN U.S. DOLLARS

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2020	2019
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$59,601	$74,778
Restricted cash	25,579	27,067
Trade receivables, net	28,560	47,731
Contract assets	32,060	23,698
Inventories	32,489	27,203
Other current assets	15,581	23,007

Total current assets	193,870	223,484

LONG-TERM ASSETS:
Restricted cash	117	124
Severance pay funds	6,425	6,831
Deferred tax asset	18,291	18,455
Operating lease right-of-use assets	6,353	5,211
Other receivables	9,699	10,156

Total long-term assets	40,885	40,777

PROPERTY AND EQUIPMENT, NET	78,781	82,584

INTANGIBLE ASSETS, NET	1,302	1,523

GOODWILL	43,468	43,468

Total assets	$358,306	$391,836

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	June 30,	December 31,
	2020	2019
	Unaudited	Audited
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current maturities of long-term loans	$4,000	$4,096
Trade payables	20,129	20,725
Accrued expenses	48,194	54,676
Advances from customers and deferred revenues	23,124	27,220
Operating lease liabilities	2,145	1,977
Other current liabilities	10,552	12,261

Total current liabilities	108,144	120,955

LONG-TERM LIABILITIES:
Accrued severance pay	6,681	7,061
Long-term loans, net of current maturities	-	4,000
Long-term advances from customers	1,180	2,866
Operating lease liabilities	4,153	3,258
Other long-term liabilities	1,218	108

Total long-term liabilities	13,232	17,293

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Share capital - Ordinary shares of NIS 0.2 par value: Authorized: 90,000,000 shares as of June 30, 2020 and December 31, 2019; Issued and outstanding: 55,518,972 and 55,493,258 shares as of June 30, 2020 and December 31, 2019, respectively	2,644	2,643
Additional paid-in capital	928,054	927,348
Accumulated other comprehensive loss	(6,433)	(5,048)
Accumulated deficit	(687,335)	(671,355)

Total shareholders' equity	236,930	253,588

Total liabilities and shareholders' equity	$358,306	$391,836

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME (LOSS) (Unaudited)

U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,
	2020	2019
Revenue:
Products	$48,209	$83,983
Services	37,779	37,811

Total revenue	85,988	121,794

Cost of revenue:
Products	45,808	55,597
Services	21,706	20,642

Total cost of revenue	67,514	76,239

Gross profit	18,474	45,555

Operating expenses:
Research and development costs, net	13,301	15,398
Selling and marketing	8,650	11,288
General and administrative	7,791	9,527
Merger and acquisition costs	2,951	-

Total operating expenses	32,693	36,213

Operating income (loss)	(14,219)	9,342

Financial expenses, net	(1,429)	(1,400)

Income (loss) before taxes on income	(15,648)	7,942
Taxes on income	332	1,713

Net income (loss)	(15,980)	$6,229

Net income (loss) per share:
Basic	$(0.29)	$0.11
Diluted	$(0.29)	$0.11

Weighted average number of shares used in computing earning per share:
Basic	55,499,300	55,262,453
Diluted	55,499,300	56,014,927

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (Unaudited)

U.S. dollars in thousands

	Six months ended
	June 30,
	2020	2019

Net income (loss)	$(15,980)	$6,229

Other comprehensive income (loss):
Foreign currency translation adjustments	(1,653)	423
Change in unrealized gain (loss) on hedging instruments, net	147	854
Less - reclassification adjustments for net loss (gain) realized and included in income (loss) on hedging instruments, net	121	(226)

Total other comprehensive income (loss)	(1,385)	1,051

Comprehensive income (loss)	$(17,365)	$7,280

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (Unaudited)

U.S. dollars in thousands (except share and per share data)

	Number of Ordinary shares	Share capital	Additional paid-in capital	Accumulated other comprehensive (loss)	Accumulated deficit	Total shareholders' equity

Balance as of December 31, 2018	55,176,107	$2,625	$924,856	$(5,380)	$(683,029)	$239,072

Stock-based compensation of options	-	-	1,293	-	-	1,293
Exercise of stock options	265,196	15	360	-	-	375
Dividend distribution	-	-	-	-	(24,864)	(24,864)
Net income	-	-	-	-	6,229	6,229
Comprehensive income	-	-	-	1,051	-	1,051

Balance as of June 30, 2019	55,441,303	$2,640	$926,509	$(4,329)	$(701,664)	$223,156

	Number of Ordinary shares	Share capital	Additional paid-in capital	Accumulated other comprehensive (loss)	Accumulated deficit	Total shareholders' equity

Balance as of December 31, 2019	55,493,258	$2,643	$927,348	$(5,048)	$(671,355)	$253,588

Stock-based compensation of options	-	-	707	-	-	707
Exercise of stock options	25,714	1	(1)	-	-	-
Net loss	-	-	-	-	(15,980)	(15,980)
Comprehensive loss	-	-	-	(1,385)	-	(1,385)

Balance as of June 30, 2020	55,518,972	$2,644	$928,054	$(6,433)	$(687,335)	$236,930

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

U.S. dollars in thousands

	Six months ended June 30,
	2020	2019
Cash flows from operating activities:

Net income (loss)	$(15,980)	$6,229
Adjustments required to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	5,271	5,681
Capital loss from disposal of property and equipment	23	-
Stock-based compensation of options	707	1,293
Accrued severance pay, net	26	382
Deferred income taxes, net	140	1,385
Decrease in trade receivables, net	18,364	2,506
Increase in contract assets	(8,362)	(232)
Decrease (increase) in other assets and receivables	6,710	(29)
Increase in inventories, net	(5,698)	(6,137)
Increase (decrease) in trade payables	(510)	3,933
Decrease in accrued expenses	(5,809)	(7,076)
Decrease in advances from customers and deferred revenues	(5,725)	(8,405)
Increase (decrease) in other liabilities	685	(1,950)

Net cash used in operating activities	(10,158)	(2,420)

Cash flows from investing activities:

Purchase of property and equipment	(1,879)	(3,587)

Net cash used in investing activities	(1,879)	(3,587)

Cash flows from financing activities:

Proceeds from exercise of stock option	-	375
Dividend payment	-	(24,864)
Repayment of long-term loans	(4,096)	(4,231)

Net cash used in financing activities	(4,096)	(28,720)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(539)	21

Decrease in cash, cash equivalents and restricted cash	(16,672)	(34,706)
Cash, cash equivalents and restricted cash at the beginning of the period	101,969	104,204

Cash, cash equivalents and restricted cash at the end of the period	$85,297	$69,498

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

U.S. dollars in thousands

		Six months ended June 30,
		2020	2019
Supplementary disclosure of cash flows activities:

(1)	Cash paid during the period for:

	Interest	$195	$320

	Income taxes	$496	$640

(2)	Non-cash transactions:

	Purchases of property and equipment that were not paid for and reclassification from inventories to property and equipment	$349	$2,349

	New operating lease assets obtained in exchange for operating lease liabilities	$3,492	$47

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands

NOTE 1:-GENERAL

a.Organization:

Gilat Satellite Networks Ltd. and its subsidiaries (the “Company”) is a global provider of satellite-based broadband communications. The Company designs and manufactures ground-based satellite communications equipment, and provides comprehensive solutions and end-to-end services, powered by its technology. The Company’s portfolio comprises a cloud based satellite network platform, very small aperture terminals ("VSATs"), amplifiers, high-speed modems, on-the-move antennas and high power solid-state power amplifiers ("SSPAs") and block up converters (“BUCs”). The Company’s solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety. The Company also provides connectivity services, internet access and telephony, to enterprise, government and residential customers utilizing both its own networks, and also other networks that it installs, mainly based on Build Operate Transfer (“BOT”) contracts. The Company also provides managed network services over VSAT networks owned by others.

The Company was incorporated in Israel in 1987 and launched its first generation VSAT in 1989.

The Company operates in three business segments consisting of Fixed Networks, Mobility Solutions and Terrestrial Infrastructure Projects. Refer to Note 12 for additional information.

b.The Company depends on major suppliers to supply certain components and services for the production of its products or providing services. If these suppliers fail to deliver or delay the delivery of the necessary components or services, the Company will be required to seek alternative sources of supply. A change in suppliers could result in manufacturing delays or services delays which could cause a possible loss of sales and additional incremental costs and, consequently, could adversely affect the Company's results of operations and financial position.

c.The ongoing COVID-19 pandemic continues to have an adverse impact on the industry and the markets in which the Company operates. The Coronavirus outbreak has significantly impacted the travel and aviation markets in which the Company's significant IFC customers operate and has resulted in a slowdown of its business with some of these customers. The Company has also experienced postponed and delayed orders in certain of its other businesses. Further, the guidance of social distancing and the requirements to work from home in various territories including a second lockdown currently imposed in Israel, in addition to greatly reduced travel globally, has resulted in a substantial curtailment of business activities, which has affected and is likely to continue to affect the Company's ability to conduct fieldwork as well as deliver products and services in the areas where restrictions are implemented by the local government. As a result, during the six months period ended June 30, 2020, the Company experienced a significant reduction in business and recorded a loss for the period.

In order to mitigate the impact of the decline in business as a result of the pandemic, the Company has implemented measures to reduce its expenses, including a reduction in its headcount and reducing employees’ scope of work on a global basis as well as other cost savings measures. This public health threat is likely to continue to impact the Company’s ability to generate revenues due to reduced end-market demand from governments, enterprises and consumers and the Company's ability to conduct fieldwork, potentially leading to order delays and cancellations. In addition, certain of the Company's sales and support teams are unable to travel or meet with customers and the threat has caused operating, manufacturing, supply chain and project development delays and disruptions, labor shortages, travel and shipping disruptions and shutdowns (including as a result of government regulation and prevention measures). Because the outbreak may also result in uncertainties in relation to the assumptions and estimations associated with the measurement of various assets and liabilities in the financial statements that the Company may not have previously recognized or disclosed, the occurrence of the outbreak has added additional risks of which the financial effect cannot be reasonably estimated at this stage.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands

NOTE 1:-GENERAL (Cont.)

d.On January 29, 2020, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Comtech Telecommunications Corp., a Delaware corporation (“Comtech”), and Convoy Ltd., a company organized under the laws of the State of Israel and a wholly-owned subsidiary of Comtech (“Merger Sub”), pursuant to which, among other things, Comtech will acquire the Company by way of the merger of Merger Sub with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned subsidiary of Comtech. The Merger is structured as a statutory merger pursuant to Sections 314-327 of the Companies Law, 5759-1999, of the State of Israel. Pursuant to the terms and subject to the conditions of the Merger Agreement each ordinary share, nominal value NIS 0.20, of the Company (the “Gilat Shares”), issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) will be cancelled and extinguished and automatically converted into the right to receive (the “Merger Consideration”) of a combination of (A) $7.18 in cash, without interest, plus (B) 0.08425 of a validly issued, fully paid and nonassessable share of the common stock of Comtech, par value $0.10 per share (the “Comtech Common Stock”), with cash payable in lieu of fractional shares of Comtech Common Stock, implying a total consideration of approximately $10.25 per Gilat Share on the date we entered into the Merger Agreement.

The Merger is subject to customary closing conditions of transactions between public United States and Israeli companies including approval of the Merger by the relevant authorities of the Russian Federation.

On July 8, 2020, Comtech, filed a complaint against the Company in the Delaware Court of Chancery seeking declaratory judgments that certain actions, if taken by the Company in connection with Russia regulatory approval of the merger with Comtech would breach the Company’s obligations under the Merger Agreement. On July 11, 2020, Comtech amended the complaint seeking an additional declaratory judgment that the Company has suffered a Material Adverse Effect, as defined in the Merger Agreement, as a result of the COVID-19 pandemic. As a consequence, Comtech contends that it is not required to consummate the merger. Gilat strongly rejects all such allegations, and on July 21, 2020, the Company filed a complaint against Comtech in the Delaware Court of Chancery, seeking a Court order requiring Comtech to specifically perform its obligations under the Merger Agreement, including using its reasonable best efforts to obtain regulatory approval as soon as practicable (as well as seeking all other relief deemed proper, including damages). The complaint also seeks a declaratory judgment that, if Russian regulatory approval is not obtained by the termination date of the Merger Agreement, satisfaction of the Russian regulatory condition be excused and a declaratory judgment that the Company has not suffered a Material Adverse Effect. Trial is scheduled for early October 2020.

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES

a.Unaudited condensed interim consolidated financial statements:

The accompanying unaudited condensed interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") for interim financial information. In the opinion of management, the unaudited condensed interim consolidated financial statements include all adjustments of a normal recurring nature necessary for a fair presentation of the Company's consolidated financial statements.

The balance sheet at December 31, 2019 has been derived from the audited consolidated financial statements of the Company at that date but does not include all information and footnotes required by U.S. GAAP for complete financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The accompanying unaudited condensed interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2019, included in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission ("SEC") on March 23, 2020. The significant accounting policies applied in the Company’s audited 2019 consolidated financial statements and notes thereto included in the Annual Report are applied consistently in these unaudited condensed interim consolidated financial statements, except for the policies noted in note 2d below.

b.Use of estimates:

The preparation of the condensed interim consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions. The Company's management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

c.Principles of consolidation:

The condenses interim consolidated financial statements include the accounts of Gilat Satellite Networks Ltd. and its subsidiaries in which the Company has a controlling voting interest and entities consolidated under the variable interest entities ("VIE") provisions of ASC 810, "Consolidation" ("ASC 810"). Inter-company balances and transactions have been eliminated upon consolidation.

d.Recently adopted accounting standard:

On January 1, 2020, the Company adopted Accounting Standards Update No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, using the modified retrospective transition method. Upon adoption, we changed our impairment model to utilize a forward-looking current expected credit losses (CECL) model in place of the incurred loss methodology for financial instruments measured at amortized cost, including our accounts receivable. CECL estimates on accounts receivable are recorded as general and administrative expenses on our condensed consolidated statements of income. The cumulative effect adjustment from adoption was immaterial to the Company’s condensed consolidated financial statements. The Company continue to monitor the financial implications of the COVID-19 pandemic on expected credit losses.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

There have been no material changes to the Company’s significant accounting policies from the Annual Report on Form 20-F for the fiscal year ended December 31, 2019, except for the policies noted below which changed as a result of the adoption of Topic 326.

Accounts Receivable and Allowances:

Accounts receivable are recorded and carried at the original invoiced amount less an allowance for any potential uncollectible amounts. The Company makes estimates of expected credit losses for the allowance for doubtful accounts and allowance for unbilled receivables based upon its assessment of various factors, including historical experience, the age of the accounts receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. Estimated credit loss allowance is recorded as general and administrative expenses on the condensed consolidated statements of income. As of June 30, 2020, the Company reported an allowance of doubtful accounts net of accounts receivables in the amount of $2,450.

In January 2017, the FASB issued ASU 2017-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Accounting for Goodwill Impairment ("ASU 2017-04"). ASU 2017-04 eliminates Step 2 of the goodwill impairment test, which requires the calculation of the implied fair value of goodwill by assigning the fair value of a reporting unit to all of its assets and liabilities as if that reporting unit had been acquired in a business combination. Instead, an entity will compare the fair value of a reporting unit with its carrying amount and recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value. ASU 2017-04 is effective for annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. The new guidance was effective for the Company on January 1, 2020 and the adoption did not have a material impact on our consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands

NOTE 3:-INVENTORIES

Inventories are comprised of the following:

	June 30,	December 31,
	2020	2019

Raw materials, parts and supplies	$5,787	$6,638
Work in progress and assembled raw materials	16,766	15,409
Finished products	9,936	5,156

	$32,489	$27,203

Inventory write-offs amounted to $1,405 and $1,260 during the six months period ended June 30, 2020 and 2019, respectively.

NOTE 4:-PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	June 30, 2020	December 31, 2019
Cost:

Buildings and land	$91,814	$91,823
Computers, software and electronic equipment	52,553	51,745
Network equipment	27,543	27,837
Office furniture and equipment	3,779	3,665
Vehicles	229	240
Leasehold improvements	3,725	3,674

	179,643	178,984
Accumulated depreciation	100,862	96,400

Depreciated cost	$78,781	$82,584

Depreciation expenses amounted to $5,055 and $5,004 in the six months period ended June 30, 2020 and 2019, respectively.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands

NOTE 5:-DEFERRED REVENUE

Deferred revenue as of June 30, 2020 and December 31, 2019 was $12,155 and $7,972, respectively, and primarily relates to revenue that is recognized over time for service contracts. Approximately $2,995 of the December 31, 2019 balance was recognized as revenue during the period ended June 30, 2020.

The balance of deferred revenues approximates the aggregate amount of the billed and collected amount allocated to the unsatisfied performance obligations at the end of reporting period.

All of the Company’s performance obligations in contracts with customers, other than large scale governmental projects (expected to be recognized over periods of approximately 11-15 years), principally relate to contracts with a duration of less than one year, and as such, the Company is not required to disclose the aggregate amount of the transaction price allocated to performance obligations that are unsatisfied or partially unsatisfied at the end of the reporting period.

For information regarding disaggregated revenues, please refer to note 12 (b).

NOTE 6:-COMMITMENTS AND CONTINGENCIES

a.Litigations:

In 2003, the Brazilian tax authority filed a claim against the Company's inactive subsidiary in Brazil, SPC International Ltda, for the payment of taxes allegedly due from the subsidiary. After numerous hearings and appeals at various appellate levels in Brazil, the Supreme Court ruled against the subsidiary in final non-appealable decisions published in June 2017. As of June 30, 2020, the total amount of this claim, including interest, penalties and legal fees is approximately $6,400, of which approximately $739 is the principal. The Brazilian tax authorities initiated foreclosure proceedings against the subsidiary and certain of its former managers. The foreclosure proceedings against the former managers were cancelled by court in a final and not appealable decision issued in July 2017. While foreclosure and other collection proceedings are pending against the subsidiary, based on Brazilian external counsel’s opinion, the Company believes that the subsidiary has solid arguments to sustain its position that further collection proceedings and inclusion of any additional co-obligors in the tax foreclosure proceedings are barred due to the statute of limitations and that the foreclosure procedures cannot legally be redirected to other group entities and managers who were not initially cited in the foreclosure proceedings due to the passage of the statute of limitations. Accordingly, the Company believes that the chances that such redirection will lead to a loss recognition are remote.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands

NOTE 6:-COMMITMENTS AND CONTINGENCIES (Cont.)

In October 2017, the Temporary Union UGC-FUSA, a former subcontractor that was hired in connection with the Kioskos Project in Colombia, initiated an arbitration proceeding against the Company's local subsidiary for breach of contract. The amount of the claim was approximately $6,300. In July 2018, the subsidiary filed its response and a counterclaim against UGC-Fusa and its insurer, Seguros del Estado. In June 2019, the arbitration was concluded by means of a settlement agreement under which the Company's subsidiary paid UGC-FUSA an amount of $400. The Company reversed an accrual for this matter as a consequence recognized $3,260 as reduction of costs in cost of revenues.

In 2018, the Company’s subsidiary in Peru, won a government bid for two additional regional projects in the Amazonas and Ica regions in Peru for PRONATEL with a value of approximately $154,000. GMC Engineering Solutions and SATEL Comunicaciones y Datos, two of the three entities comprising the losing bidder consortium, applied to the superior court in Lima to cancel the bid and obtained a preliminary injunction against the award. The subsidiary was served as an interested third party in the proceeding, and filed its objection and defenses. Following PRONATEL’s request, the Company's subsidiary continues to perform on these projects. Based on the advice of its legal counsel, the Company believes that the chances of success of plaintiffs in the proceeding seeking to cancel the bid are remote.

In addition, the Company is in the midst of different stages of audits and disputes with various tax authorities in different parts of the world. Further, the Company is the defendant in various other lawsuits, including employment-related litigation claims and may be subject to other legal proceedings in the normal course of its business. While the Company intends to defend the aforementioned matters vigorously, it believes that a loss in excess of its accrued liability with respect to these claims is not probable.

b.Guarantees:

As of June 30, 2020, the aggregate amount of bank guarantees and surety bonds from insurance companies outstanding in order to secure the Company's various obligations was $108,900 including an aggregate of $106,373 on behalf of the Company’s subsidiaries in Peru. In order to secure these guarantees the Company provided a floating charge on its assets as well as other pledges, including a fixed pledge, on certain assets and property. In addition, the Company has provided $25,696 of restricted cash to secure these guarantees.

In accordance with ASC 460, "Guarantees" ("ASC 460"), as the guarantees above are performance guarantees for the Company's own performance, such guarantees are excluded from the scope of ASC 460. The Company has not recorded any liability for such amounts, since the Company expects that its performance will be acceptable. To date, no guarantees have ever been exercised against the Company.

c.Commitments:

During the six months period ended June 30, 2020, the Company has not entered into any new commitments with material effect on the Company’s condensed interim consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands

NOTE 7:-LEASES

The Company's subsidiaries entered into various non-cancelable operating lease agreements for certain of their offices and facilities, expiring between 2020 and 2027. Components of operating lease expense were as follows:

	Six month ended June 30,
	2020	2019

Operating lease cost*	$1,114	$1,166
Short- term lease cost	103	120
Total lease costs	$1,217	$1,286

*) Operating lease cost were paid in cash during the six months ended June 30, 2020 and 2019.

Supplemental information related to operating leases was as follows:

	Six month ended June 30,
	2020	2019

New operating lease assets obtained in exchange for operating lease liabilities	$3,492	$47

As of June 30, 2020 and 2019 our operating leases had a weighted average remaining lease term of 3.5 years and a weighted average discount rate of 4.5%.

Future lease payments under operating leases as of June 30, 2020 were as follows:

Operating Leases

July 1st 2020 until December 31, 2020	$1,115
2021	2,104
2022	1,555
2023	1,177
2024 and after	907

Total operating lease payments	$6,858

Less: imputed interest	(529)

Present value of lease liabilities	$6,329

As of June 30, 2020, we have entered into a new lease that has not yet commenced with future lease payments of $325, excluding extension options, that is not yet recorded on our consolidated balance sheets. This lease will come into effect during September 2020 with a non-cancelable lease term of three years.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands

NOTE 8:-DERIVATIVE INSTRUMENTS

During the six months ended June 30, 2020 and 2019, the Company recognized net income (loss) related to the effective portion of its hedging instruments. The effective portion of the hedged instruments has been included as an offset (addition) of payroll expenses and other operating expenses in the consolidated statement of income (loss) amounted to $(121) and $226 in the six months ended June 30, 2020 and 2019, respectively.

As of June 30, 2020 and 2019, the Company had outstanding forward contracts in the notional amount of $17,398 and $9,058, respectively. The fair value of derivative instruments in the condensed interim consolidated balance sheets amounted to $267 as of June 30, 2020. As of December 31, 2019 there were no outstanding forward contracts.

NOTE 9:-SHAREHOLDERS' EQUITY

a.Share capital:

Ordinary shares confer upon their holders voting rights, the right to receive cash dividends and the right to share in excess assets upon liquidation of the Company.

b.Stock option plans:

In October 2008, the compensation stock option committee of the Company's Board of Directors approved the adoption of the 2008 Stock Incentive Plan (the "2008 Plan") with 1,000,000 shares or stock options available for grant and a sub-plan to enable qualified optionees certain tax benefits under the Israeli Income Tax Ordinance. Among the incentives that may be adopted are stock options, performance share awards, performance share unit awards, restricted shares, restricted share unit awards and other stock-based awards. During the years commencing in 2010 and through June 30, 2020, the Company's Board of Directors approved, in the aggregate, an increase of 6,015,500 shares to the number of shares available for grant under the 2008 Plan, bringing the total amount of shares available for grant to 7,015,500. As of June 30, 2020, an aggregate of 150,388 shares were available for future grants under the 2008 Plan.

No options were granted under the 2008 Plan during the six months period ended June 30, 2020.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands

NOTE 9:-SHAREHOLDERS' EQUITY (Cont.)

A summary of employee and director option balances under the 2008 Plan as of June 30, 2020 and changes during the six months period then ended are as follows:

	Number of options	Weighted- average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value (in thousands)

Outstanding at January 1, 2020	3,168,980	$6.9
Granted	-	$-
Exercised	(77,500)	$5.3
Forfeited	(72,500)	$8.5

Outstanding at June 30, 2020	3,018,980	$6.9	3.4	$2,298

Exercisable at June 30, 2020	1,423,855	$5.0	2.2	$2,133

In February 2019, the Company amended its 2008 Plan to state that in the event the Company declares a cash dividend to its shareholders and the distribution date of such cash dividend precedes the exercise of an option, then the exercise price of each outstanding option shall be automatically reduced by an amount equal to the cash dividend per share distributed by the Company. The amendment applied to the dividend declared by the Company’s Board of Directors in March 2019, as described below.

The Company accounted for changes in award terms as a modification in accordance with ASC 718. A modification to the terms of an award should be treated as an exchange of the original award for a new award with total compensation cost equal to the grant-date fair value of the original award plus the incremental value measured at the same date. Under ASC 718, the calculation of the incremental value is based on the excess of the fair value of the new (modified) award based on current circumstances over the fair value of the original award measured immediately before its terms are modified based on current circumstances. The total incremental effect in connection with the modification described above amounted to $970, out of which $62 and $685 was recorded during the six months periods ended June 30, 2020 and 2019, respectively.

c.Dividends:

The Company’s Board of Directors declared on March 18, 2019 a cash dividend in the amount of $0.45 per share (or $24,864), which was paid on April 11, 2019 to shareholders` of record on March 28, 2019. This dividend was the first time that the Company paid a dividend, however the Company has not adopted a general policy regarding the distribution of dividends and makes no statements as to the distribution of dividends in the foreseeable future.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands

NOTE 10:-COMPERHENSIVE INCOME

The following tables shows the changes of accumulated other comprehensive income (loss), as of June 30, 2020:

	Six months ended June 30, 2020
	Foreign currency translation adjustments	Unrealized gains (losses) on cash flow hedges	Total

Beginning balance	$(5,048)	$-	$(5,048)

Other comprehensive income (loss) before reclassifications	(1,653)	147	(1,506)
Amounts reclassified from accumulated other comprehensive income	-	121	121

Net current-period other comprehensive income (loss)	(1,653)	268	(1,385)

Ending balance	$(6,701)	$268	$(6,433)

NOTE 11:-EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted net earnings (loss) per share:

1.Numerator:

	Six months ended June 30,
	2020	2019

Numerator for basic and diluted earnings per share -
Net income available to holders of Ordinary shares:	$(15,980)	$6,229

2.Denominator (number of shares in thousands):

Denominator for basic net loss per share -
Weighted average number of shares	55,499	55,262
Add-employee stock options	-	753

Denominator for diluted net earnings per share - adjusted
weighted average shares assuming exercise of options	55,499	56,015

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands

NOTE 12:-CUSTOMERS, GEOGRAPHIC AND SEGMENT INFORMATION

The Company applies ASC 280, "Segment Reporting" ("ASC 280"). Operating segments are defined as components of an enterprise for which separate financial information is available and is evaluated regularly by the chief operating decision maker. Segments are managed separately and can be described as follows:

Fixed Networks provides advanced fixed broadband satellite communication networks, satellite communication systems and associated professional services and comprehensive turnkey solutions and fully managed satellite network services solutions. The Company’s customers are service providers, satellite operators, mobile network operators, or MNOs, telecommunication companies, or Telcos, and large enterprises, consumers and governments worldwide. In addition, it includes the Company’s network operation in Peru.

Mobility Solutions provides advanced on-the-move satellite communications equipment, systems and solutions, including airborne, maritime and ground-mobile satellite systems and solutions. The Company’s product portfolio comprises of high-speed modems, high performance on-the-move antennas and high efficiency, high power SSPAs and BUCs. The Company’s customers are service providers, system integrators, defense and homeland security organizations, as well as other commercial entities worldwide.

Terrestrial Infrastructure Projects includes the Company's construction of fiber network in Peru.

a.Information on the reportable segments:

1.The measurement of the reportable operating segments is based on the same accounting principles applied in these financial statements which includes certain corporate overhead allocations.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands

NOTE 12:-CUSTOMERS, GEOGRAPHIC AND SEGMENT INFORMATION (Cont.)

2.Financial data relating to reportable operating segments:

	Six months ended June 30, 2020
	Fixed Networks	Mobility Solutions	Terrestrial Infrastructure Projects	Total

Revenues	$44,790	$33,207	$7,991	$85,988
Cost of revenues	32,254	23,427	11,833	67,514

Gross profit (loss)	12,536	9,780	(3,842)	18,474

Research and development, net	4,180	9,121	-	13,301
Selling and marketing	6,326	2,304	20	8,650
General and administrative	4,842	2,185	764	7,791
Merger and acquisition costs	-	-	-	2,951

Operating loss	(2,812)	(3,830)	(4,626)	(14,219)
Financial expenses, net				1,429
Loss before taxes				(15,648)
Taxes on income				332
Net loss				(15,980)

Depreciation and amortization Expenses	$3,170	$2,061	$40	$5,271

	Six months ended June 30, 2019
	Fixed Networks	Mobility Solutions	Terrestrial Infrastructure Projects	Total

Revenues	$66,836	$43,499	$11,459	$121,794
Cost of revenues	39,821	22,983	13,435	76,239

Gross profit (loss)	27,015	20,516	(1,976)	45,555

Research and development, net	5,323	10,075	-	15,398
Selling and marketing	7,673	3,590	25	11,288
General and administrative	5,635	3,114	778	9,527

Operating income (loss)	8,384	3,737	(2,779)	9,342
Financial expenses, net				1,400
Income before taxes				7,942
Taxes on income				1,713
Net income				6,229

Depreciation and amortization Expenses	$3,304	$2,340	$37	$5,681

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands

NOTE 12:-CUSTOMERS, GEOGRAPHIC AND SEGMENT INFORMATION (Cont.)

b.Disaggregation of Revenues:

Following is a summary of revenues by geographic areas. Revenues attributed to geographic areas, based on the location of the end customers and in accordance with ASC 280, are as follows:

	Six months ended June 30,
	2020	2019

Latin America	$30,185	$36,528
Asia and Asia Pacific	9,279	27,432
United States	36,499	46,076
Europe	10,025	11,758

	$85,988	$121,794

c.The Company's long-lived assets are located as follows:

Property and Equipment, net:

	June 30, 2020	December 31, 2019

Israel	$60,982	$62,531
Latin America	2,817	3,828
United States	5,282	6,159
Europe	8,702	9,025
Other	998	1,041

	$78,781	$82,584

d.The table below represents the revenues from major customers:

	Six months ended June 30,
	2020	2019

Customer A	21%	*	)
Customer B	16%	17%

*) Less than 10%

Customer A is located in Peru and Customer B is located in North America.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands

NOTE 13:-RELATED PARTY BALANCES AND TRANSACTIONS

a.The Company entered into a number of agreements for the purchase of infrastructure, construction and services from C. Mer Industries Ltd. ("C. Mer"), a publicly traded company in Israel (TASE). The Company's controlling shareholder, FIMI Opportunity Funds ("FIMI"), holds approximately 36.6% of C. Mer's share capital and representatives of FIMI serve on C. Mer's board of directors.

b.In December 2015, the Company entered into a memorandum of understanding with Orbit Communication Systems Ltd. ("Orbit"), a publicly traded company (TASE), for development and manufacture of antenna for an aggregate amount of approximately $1,750. The memorandum specifies prices per additional product units ordered in the future by the Company. In August 2017, FIMI acquired approximately 33.4% of Orbit's share capital and representatives of FIMI serve on Orbit's board of directors. As of June 30, 2020, FIMI holds approximately 41.8% of Orbit share capital.

c.Transactions with the related parties:

	Six months ended June 30,
	2020	2019

Cost of revenues of products	$58	$1,276

Purchase of Inventory	$110	$-

d.Balances with the related parties:

	June 30,
	2020	2019

Other receivables	$-	$17

Trade payables	$257	$-

Accrued expenses	$725	$2,022